

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 2, 2009

<u>Via U.S. Mail and facsimile to (702) 891-0555</u>

Mr. Kyle Edwards
Chief Executive Officer/President
Global Risk Management & Investigative Solutions
3950 East Patrick Lane, Suite 101
Las Vegas, Nevada 89120

> **Re: Global Risk Management & Investigative Solutions**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 14, 2009**
> **File No. 333-150954**

Dear Mr. Edwards:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

1. Please advise when the company plans to file its Form 10-Q for the quarter ended June 30, 2009 or confirm that the company's reporting obligations have been suspended pursuant to Rule 12h-3. If the latter, please file a notice of suspension of reporting on Form 15.

2. We note that you have identified your company as a shell company; however, the company appears to have operations. Please advise.

Item 1. Business, page 2

3. Pursuant to Item 101(h)(4)(iv) of Regulation S-K, in future filings, please disclose your company's competitive position in your industry and the methods of competition. Also, clarify whether the company may compete against individual members if the members retain business rather than refer it to all the members through the company.

4. Paragraph seven on page 12 discloses that you earned $104,165 from investigative consulting services under a certain agreement. These revenues constitute a substantial amount of your earnings for the fiscal year ended December 31, 2008 because your total revenues for fiscal 2008 were $120,587. In future filings, please provide the disclosure under Item 101(h)(4)(vi).

Item 7. Plan of Operation, page 12

5. In future filings, under the "Liquidity and Capital Resources" section, please discuss that you do not currently have an external line of credit or other credit facility and how that may affect your operations.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director